CONFIDENTIAL TREATMENT REQUESTED BY

GARDNER DENVER, INC. PURSUANT TO 17 CFR 200.83

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***] IN THIS LETTER.

August 18, 2006

Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D. C. 20549

RE:	Gardner Denver, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-13215

Dear Ms. Tillan:

Attached to this cover letter, please find Gardner Denver, Inc.’s (the Company) response to comment seven (7) of the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 3, 2006 to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005.

This letter and response supplement the Company’s letter and response to the Commission dated July 17, 2006.

Because of the sensitive nature of certain information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter and a separate letter has been filed with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. 200.83. If any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to us. In such an event, we request that you contact Tracy D. Pagliara, Gardner Denver, Inc., 1800 Gardner Expressway, Quincy, IL 62301, Telephone: (217) 228-8207, Fax: (217) 228-8260.

If you have any questions regarding our response or would like to discuss any of our views further, please feel free to contact Tracy Pagliara, Vice President, Administration, General Counsel and Secretary at 217-228-8207 on any legal matters, or me at 217-228-8209 on any accounting or disclosure matters.

Sincerely,

/s/ Helen W. Cornell

Helen W. Cornell

Vice President, Finance and Chief Financial Officer

Gardner Denver, Inc.

CC: Tracy D. Pagliara

Note 15. Segment Information, page 61

7.

We note your disclosure that four operating divisions, Compressors, Blower, Liquid Ring Pump and Thomas Products Divisions, are aggregated into one reportable segment. Please tell us why you believe that the aggregation is consistent with the objective and basic principles of paragraph 17 of SFAS 131, how you assessed whether the segments have similar economic characteristics and discuss your consideration of each of the other criteria specified in paragraph 17. Your response should include the specific historical and prospective quantitative/qualitative measures you reviewed in determining that the segments have similar economic characteristics.

Response

The Company’s organizational structure is based on the products and services the Company offers. Its five operating divisions – Compressor, Blower, Liquid Ring Pump, Fluid Transfer and Thomas Products – comprise two reportable segments: Compressor and Vacuum Products, and Fluid Transfer Products. The Compressor, Blower, Liquid Ring Pump and Thomas Products operating divisions (the “Divisions”) have been aggregated into a single reportable segment on the basis of similar economic characteristics and the similar nature of their products, manufacturing processes and other business characteristics. The Company’s assessment of each of the criteria specified in paragraph 17 of SFAS 131 in determining the appropriateness of aggregating the Divisions into the Compressor and Vacuum Products reportable segment is summarized below.

Economic Characteristics

The economic characteristics of the Divisions are similar and are affected by similar economic conditions. Market demand for the products in each division is primarily dependent upon spending by the industrial manufacturing market and, to a lesser extent, certain specific industries such as medical, laboratory, pulp and paper, and power. The most significant economic indicators of demand for the products are fluctuations in Gross Domestic Product and Total Industry Capacity Utilization, in addition to certain industry-specific measures, including healthcare spending, paper production and power utilization. Accordingly, the Company disclosed in its most recent Form 10-Q the following:

“In general, demand for compressor and vacuum products tends to correlate to the rate of manufacturing capacity utilization and the rate of change of industrial equipment production because air is often used as a fourth utility in the manufacturing process. Over longer time periods, demand also follows economic growth patterns indicated by the rates of change in the Gross Domestic Product around the world. Total industry capacity utilization in the U.S. has remained above the key threshold level of 80% since November 2005, which is a positive indicator of demand for the Company’s compressor and vacuum products.”

The similarity of the economic characteristics of the Divisions comprising the Compressor and Vacuum Products segment is evidenced by the similar average operating margins (as defined below) realized and forecasted over the four-year period ending December 31, 2006, as provided to the Staff on a supplemental basis in Exhibit A. Furthermore, the Company currently expects that the similarity of the operating margins demonstrated by the four-year average presented in Exhibit A will continue for the foreseeable future and that none of the individual Divisions have differing long-term economic characteristics. The Company’s Chairman, President and Chief Executive Officer (chief operating decision maker) utilizes segment operating earnings (defined as revenues less cost of sales (excluding depreciation and amortization), depreciation and amortization, and selling and administrative expenses) and segment operating margin (defined as segment operating earnings divided by segment revenues) as key parameters in assessing the operational performance of each division. In addition, these measures are utilized extensively in the Company’s periodic reporting filed with the Commission and other public financial disclosures such as its earnings releases.

The Nature of the Products and Services

The products designed, manufactured and sold by the Divisions are primarily utilized to compress and/or move gas (primarily air) by various product technologies. All product technologies utilize the displacement of air and gas in the compression process. By mechanically decreasing the air or gas volume, various levels of compression are achieved. The products differentiate primarily by the level of air or gas pressure achieved through the compression process. Compressors are used to increase the pressure of gas, including air, in excess of 50 pounds per square inch (“PSI”). Blowers and liquid ring pumps are used to compress air and gas to levels less than 50 PSI. Compressors, blowers and liquid ring pumps can all be used to draw vacuums as well. The Thomas Products division primarily provides lower horsepower compressors and blowers.

The Nature of the Production Processes

The manufacturing process for the products within the Divisions is similar and involves the machining of castings that are assembled into finished components or packages. Similar components/commodities used in the manufacturing process are sourced from common suppliers. The finished products are tested to ensure they meet the customer’s precise specifications prior to shipment.

The Type or Class of Customer for Their Products and Services

The products supplied by the Divisions are utilized by manufacturing plants and other industrial facilities, including durable and non-durable goods manufacturers, process industries (petroleum, primary metals, pharmaceutical, food and paper), and original equipment manufacturers (“OEMs”). In many cases, the product chosen by the customer is based on the customer’s specific preference since the products produced by the Divisions can be substituted for the same application. For example, liquid ring pumps and blowers are both sold for flue gas desulfurization. Compressors and blowers are both used in wastewater treatment and soil remediation applications.

The Methods Used to Distribute Their Products or Provide Their Services

Products in the Divisions are primarily marketed through independent distributors and sales representatives, and directly to OEMs, engineering firms and end-users.

The Nature of the Regulatory Environment

As a result of the similarities in products, manufacturing methods, customers, and selling and distribution characteristics described above, the nature of the regulatory environment is substantially the same for each of the Divisions. For example, the Divisions are generally subject to similar issues, such as labor and employment, international trade regulations, OSHA, EPA, etc.

Based upon the above, the Company considers the Divisions to be similar in terms of each of the foregoing characteristics, namely, economic characteristics, nature of products, production processes, customers, distribution methods and regulatory environment.

Exhibit A

Gardner Denver, Inc.

Operating Margin (1)

Vacuum Products Segment

	Four Year	2006	2005	2004	2003
	Average	Forecast	Actual	Actual	Actual
Operating Division:
Compressor	[***]%	[***]%	[***]%	[***]%	[***]%
Blower	[***]%	[***]%	[***]%	[***]%	[***]%
Liquid Ring Pump	[***]%	[***]%	[***]%	[***]%	NA
Thomas Products	[***]%	[***]%	[***]%	NA	NA

Total Compressor and
Vacuum Products Segment	[***]%	[***]%	[***]%	[***]%	[***]%

____________________

(1) Operating margin is defined as segment operating earnings (defined as revenues less cost of sales (excluding depreciation and amortization), depreciation and amortization, and selling and administrative expenses) divided by segment revenues. All amounts reflect certain organizational changes made in the first quarter of 2006 that resulted in the realignment of the Company’s reportable segments as described and reported on the Company’s Form 8-K filed with the Commission on April 26, 2006.